UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012 (Report no. 2)

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On September 22, 2011, Elbit Imaging Ltd. ("Elbit") issued a warrant to Eastgate Property LLC ("Eastgate"), which was filed with the Securities and Exchange Commission on a report on Form 6-K on September 23, 2011 (the Warrant"). Pursuant to the Warrant, in the event that Eastgate's loan to Elbit pursuant to that certain Loan Agreement dated September 21, 2011 (including all interest accrued on such loan), is not repaid in full within six months following the Warrant issue date (i.e., March 22, 2012, or the "Trigger Date"), the number of Elbit ordinary shares exercisable under the Warrant will increase from 3.3% to 9.9% of Elbit’s issued and outstanding share capital, as defined in the Warrant.  The Warrant allowed the holder thereof to exercise the Warrant any time or from time to time until March 31, 2014, at the price of $3.00 per share, payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise").

On April 5, 2012, Elbit and Eastgate amended the Warrant, with effect as of the Trigger Date (the "Amendment"), pursuant to which the parties agreed to cancel the proposed increase in the number of shares issuable under the Warrant on and after the Trigger Date and to reduce the exercise price from $3.00 per share to zero. The Amendment also contains appropriate modifications to the adjustment provisions of the Warrant as a result of the foregoing changes.

The Amendment is attached hereto as Exhibit 4.4 and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2012	ELBIT IMAGING LTD. (Registrant) By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki Executive Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

4.4	Amendment No. 1, dated as of April 5, 2012, to the Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC on September 22, 2011.